EXHIBIT H-1

                         UNITED STATES OF AMERICA
                                BEFORE THE
                    SECURITIES AND EXCHANGE COMMISSION

NGE Resources, Inc.     )                    File No.
                                             _______________

                             NOTICE OF FILING

     Take notice that on September 26, 1997, NGE Resources, Inc., New York corporation ("HoldCo"), filed an application seeking authorization from the Commission under Sections 3(a)(1), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), in connection with the proposed corporate reorganization of New York State Electric & Gas Corporation ("NYSEG"), a New York electric and gas utility company.

     The application requests authorization (i) to acquire all of the outstanding shares of common stock of NYSEG ("NYSEG Common Stock") pursuant to a Plan of Exchange ("Plan of Exchange"), and
(ii) to engage in the proposed transactions described in the application which will result in HoldCo owning all of the outstanding NYSEG Common Stock and all of the outstanding common stock of GenSub, a New York corporation ("GenSub"), which will become an "electric utility company" for purposes of the 1935 Act after the consummation of the proposed transactions described in the application. In addition, the application requests an order exempting HoldCo and each of its subsidiary companies from all provisions of the 1935 Act (except for Section 9(a)(2) thereof).

     Under the terms of the Plan of Exchange, all of the outstanding shares of common stock of HoldCo ("HoldCo Common Stock"), which will then be owned by NYSEG, will be canceled and all of the outstanding shares of NYSEG Common Stock will be exchanged on a share-for-share basis for HoldCo Common Stock ("Share Exchange"), subject to the rights of the NYSEG Common Stockholders to exercise their appraisal rights. Upon consummation of the Share Exchange, each person who owned NYSEG Common Stock immediately prior to the Share Exchange (other than NYSEG Common Stockholders who properly exercise their appraisal rights) will own a corresponding number of shares and percentage of the outstanding HoldCo Common Stock, and HoldCo will own all of the outstanding shares of NYSEG Common Stock.

     As an additional aspect of the proposed holding company restructuring, NYSEG intends to commence transferring NYSEG's coal-fired generation assets (the "Generation Assets") to GenSub as soon as practicable after obtaining the mortgage trustee's release and any necessary regulatory approvals. NYSEG will retain its hydroelectric and nuclear generation assets. In addition, immediately after the effective time of the Share Exchange, NYSEG intends to transfer to HoldCo all of the common stock of GenSub and NGE Enterprises, Inc., a Delaware corporation ("Enterprises"). Enterprises is a wholly-owned subsidiary of NYSEG and was formed in April 1992 to hold the stock of certain non-utility subsidiaries of NYSEG and to conduct energy service business activities. NYSEG also intends to transfer to GenSub all of the common stock of Somerset Railroad Corporation, a New York corporation ("SRC"). SRC is a wholly-owned subsidiary of NYSEG and was formed in August 1979 to own and operate a rail line which is used primarily to transport coal and other materials to NYSEG's Kintigh generating station.

     NYSEG, a regulated public utility incorporated under the laws of the State of New York, is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas to the public in the central, eastern and western parts of New York State. NYSEG is currently not subject to the 1935 Act because it is not a "holding company" or a "subsidiary company" thereof as such terms are defined in the 1935 Act.

     HoldCo and GenSub were incorporated under the laws of the State of New York for the purpose of carrying out the proposed transactions described in this application. HoldCo and GenSub are currently direct, wholly-owned subsidiaries of NYSEG. Neither HoldCo nor GenSub currently owns any utility assets or currently is a "public utility company" or a "holding company" for purposes of the 1935 Act.

     As a result of the proposed transactions described in this application, GenSub will become an "electric utility company" under the 1935 Act. HoldCo, which will own all of the outstanding common stock of both NYSEG and GenSub after the effective time of the Share Exchange, will require Commission approval under Section 9(a)(2) of the 1935 Act. In addition, HoldCo is seeking a Commission order declaring it exempt from all provisions of the Act except Section 9(a)(2).

     The shares of NYSEG Preferred Stock issued and outstanding immediately prior to the Share Exchange will not be converted or otherwise affected by the Share Exchange and will continue as equity securities of NYSEG with the same preferences, designations, relative rights, privileges and powers, and subject to the same restrictions, limitations and qualifications, as were applicable to such securities prior to the Share Exchange.

     The Share Exchange will not result in any change in the outstanding indebtedness of NYSEG which will continue to be obligations of NYSEG after the Share Exchange. NYSEG's first mortgage bonds will continue to be secured by a first mortgage lien on all of the properties of NYSEG that are currently subject to such lien, other than the Generation Assets transferred and released from the lien of NYSEG's first mortgage bond indenture. Such indebtedness will be neither assumed nor guaranteed by HoldCo in connection with the Share Exchange.

     The proposed reorganization is an integral part of NYSEG's overall rate and restructuring plan ("NYSEGPlan"), which was formulated and submitted at the direction of the Public Service Commission of the State of New York ("PSC"). NYSEGPlan is intended to further the PSC's stated goals in restructuring the utility industry in New York State into a competitive energy marketplace. The principal purpose of the proposed reorganization is to establish, in furtherance of the PSC's directive, a more appropriate corporate structure to operate more efficiently in the evolving energy marketplace and to explore and take advantage of potential business opportunities outside NYSEG's present markets while protecting ratepayers and minimizing concerns about vertical market power in generation.

     HoldCo asserts that, following the consummation of the proposed restructuring, it would be a public-utility holding company entitled to an exemption under Section 3(a)(1) of the Act because it and each of its public-utility subsidiaries from which it would derive a material part of its income would be incorporated in the State of New York, would be predominately intrastate in character and would carry on their business substantially within the State of New York.

     All interested persons are referred to the application for complete statements of the proposed reorganization summarized above. The application is available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application should submit their views in writing by ___________________ __, ____, to the Secretary, Securities and
Exchange Commission, Washington, DC 20549, and serve a copy on the relevant applicants at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or as amended, may be granted.